Mail Stop 6010


      August 4, 2005



Mr. David Seligman
Chief Financial Officer
NUR Macroprinters LTD.
12 Abba Hillel Silver Street
P.O. Box 1281
Lod 71111, Israel

      RE: 	NUR Macroprinters LTD
		Form 20-F for the fiscal year ended December 31, 2004
		File No. 000-26498

Dear Mr. Seligman,

      We have reviewed your filings and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 20-F for the year ended December 31, 2004

Item 5 - Operating and Financial Review and Prospects, page 31

Year ended December 31, 2004 compared with Year ended December 31,
2003, page 39

1. We note the bad debt write-offs of $6.3 and $6.7 million you recorded for the years ended December 31, 2004 and 2003, respectively. Please revise future filings to include a discussion of the circumstances surrounding the material bad debt write-offs recorded during the periods.

2. In addition, in future filings, please revise your allowance for
doubtful accounts critical accounting estimate discussion on page
35
to describe the risks inherent in your trade receivable portfolio which resulted in an allowance of more than 50% of the gross outstanding balance at December 31, 2004.

Item 15 - Controls and Procedures, page 97

3. We note your disclosure that your "disclosure controls were effective as of such date to ensure that information required to be disclosed in NUR`s reports filed under the Securities Exchange Act of
1934 is recorded, processed, summarized and reported within the time
periods specified in Securities and Exchange Commission rules and
forms."   Please revise future filings to clarify, if true, that
your
officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-
15(e).

Consolidated Financial Statements, page F-2

4. We note that Kost Forer Gabbay and Kasierer`s opinion as it relates to certain consolidated subsidiaries is based solely on the report of another auditor. Since your auditors, Kost Forer Gabbay and Kasierer, have referred to another accountant`s report in their opinion, please amend the filing to include the audit report of the other auditors. Refer to Rule 2-05 of Regulation S-X.

Consolidated Statements of Operations, page F-5

5. We note from your disclosure on page 38 that service and other revenues approximated 11%, 14% and 15% of your total revenues for the years ended 2002, 2003 and 2004, respectively. In future filings, please revise this statement to separately present revenues from services as well as the related costs of service revenues on its face. See Rule 5-03(b) of Regulation S-X.

Note 2 - Significant Accounting Policies, page F-15

F - Inventories, page F-16

6. We note from the statements of cash flows that you transferred property, plant and equipment to inventory during 2003 and 2004.
Please tell us the nature of these costs, how you account for them and explain why classification as inventory is appropriate.

Note 11- Long Term Loans

C - Convertible Loan Agreement, page F-31

7. To help us better understand your accounting for the July 2003 Loan and Warrant transactions with certain existing shareholders, please provide us with sample journal entries showing how you accounted for the debt at issuance, including the warrants granted to the placement agent and the beneficial conversion feature.
Clearly
explain how you determined the value of the warrants and the beneficial conversion feature.

Note 13 - Commitments and Contingencies, page F-35

B - Royalty Commitments, page F-35

8. We note that you are required to repay the OCS, Government of Belgium and the Fund for the Encouragement of Marketing Activity for past grants received based on sales derived from products developed with those grants. Please revise your future filings to disclose your maximum potential liability under these agreements.

9. Your disclosure in this note that you have no contingent obligation to pay royalties to the OCS and the Government of Belgium appears to contradict the disclosure on page 27 that you have a contingent liability of $800,000 for future royalties to the OCS. Please tell us how your contingent liabilities are calculated and how you account for these liabilities. Please revise future filings to remove this inconsistency or advise us.

D - Litigations, page F-36

10. We note your discussion of litigation with Screen + in your legal proceedings but we note no additional discussion in the notes to the financial statement. Please tell us and revise future filings to indicate the damages sought by the plaintiff and the range of possible loss. Refer to paragraph 10 of SFAS 5.

	As appropriate, please amend your December 31, 2004 Form 20-F and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Eric Atallah, Staff Accountant at (202) 551-
3663
or me at (202) 551-3671 regarding comments on the financial statements and related matters.

      							    Sincerely,


							    Martin F. James
		                   				    Senior Assistant
Chief Accountant
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Mr. David Seligman
NUR Macroprinters, LTD
August 4, 2005
Page 5